1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2006

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F      Ö            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s business, including its railway operations and property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere;

•	the level of interest rates prevailing in Hong Kong;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation;

•	the Company’s ability to complete property developments on time and within budget;

•	fluctuation in property prices and competition from other property developments;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the Government’s policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the possible rail merger involving the Company and the Kowloon-Canton Railway Corporation; and

•	other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated April 18, 2006	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: April 18, 2006

Exhibit 1.1

MTR CORPORATION LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 66)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of MTR Corporation Limited ( ) (the “Company”) will be held at The Ballroom (3/F), JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong on Thursday, 8th June, 2006 at 11:30 a.m. for the purpose of transacting the following business:

ORDINARY BUSINESS

(1)	To receive and consider the audited Statement of Accounts and the Reports of the Directors and the Auditors of the Company for the year ended 31st December, 2005.

(2)	To declare a final dividend for the year ended 31st December, 2005.

(3)	To re-elect retiring members of the Board of Directors.

(4)	To re-appoint KPMG as Auditors of the Company and authorise the Board of Directors to determine their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

(5)	“THAT:

(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally APPROVED;

(B)	the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to:

(i)	a Rights Issue; or

(ii)	any option scheme or similar arrangement for the time being adopted for the grant or issue to the members of the Executive Directorate and/or officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares, including without limitation pursuant to the Rules of the Company’s Pre-Global Offering Share Option Scheme and also the Rules of the Company’s New Joiners Share Option Scheme; or

(iii)	the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iv)	any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time, shall not exceed the aggregate of:

(a)	ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 5; and

(b)	(if the Board of Directors is so authorised by a separate resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this Resolution 5 (up to a maximum equivalent to ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 5), and the said approval shall be limited accordingly; and

(C)	for the purpose of this Resolution 5 :

(i)	“Relevant Period” means the period from (and including) the date of passing this Resolution 5 until the earlier of:

(a)	the conclusion of the next Annual General Meeting of the Company;

(b)	the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(c)	the revocation or variation of the authority given under this Resolution 5 by an ordinary resolution of the shareholders of the Company in general meeting;

(ii)	“Rights Issue” means an offer of Shares open for a period fixed by the Board of Directors to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company); and

(iii)	“Shares” means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company.”

(6)	“THAT:

(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange on which the Shares may be listed and which is recognised for this purpose by the Securities and Futures Commission and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time), be and is hereby generally and unconditionally APPROVED;

(B)	the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased pursuant to the approval in paragraph (A) above shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution 6, and the said approval shall be limited accordingly; and

(C)	for the purpose of this Resolution 6 :

(i)	“Relevant Period” means the period from (and including) the passing of this Resolution 6 until the earlier of:

(a)	the conclusion of the next Annual General Meeting of the Company;

(b)	the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(c)	the revocation or variation of the authority given under this Resolution 6 by an ordinary resolution of the shareholders of the Company in general meeting; and

(ii)	“Shares” means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company.”

(7)	“THAT, conditional on the passing of Resolutions 5 and 6, the exercise by the Board of Directors of the powers referred to in paragraph (A) of Resolution 5 in respect of the share capital of the Company referred to in sub-paragraph (b) of paragraph (B) of Resolution 5, be and is hereby APPROVED AND AUTHORISED.”

(8)	“THAT:

(A)	subject to paragraph (B) below, the exercise by the Board of Directors of the power contained in Article 131 of the Articles of Association of the Company to offer ordinary shareholders the right to choose to receive new ordinary shares of HK$1.00 each in the capital of the Company, which are credited as fully paid up, instead of the whole or part of their cash dividend, in respect of some or all of the dividends (including, without limitation, any final and/or interim dividends) which may be declared or paid in the period up to and including the Annual General Meeting of the Company which is held in the fifth year after the date on which this ordinary Resolution 8 is passed (including, for the avoidance of doubt, any dividends which may be declared or paid in respect of the financial year ended 31st December, 2005), and to take all actions in connection therewith contemplated in Article 131, be and is hereby generally and unconditionally AUTHORISED AND APPROVED; and

(B)	such power shall be exercised by the Board of Directors in accordance with Article 131 of the Articles of Association of the Company such that, amongst other things, a shareholder who accepts an offer to receive new ordinary shares will be entitled to receive ordinary shares the total relevant value of which is as near as possible to the value of the cash dividend he would otherwise have received, but not more than the value of such cash dividend, such relevant value being calculated in accordance with Article 131(b).”

To consider and, if thought fit, to pass with or without modification the following special resolution:

(9)	“THAT the Articles of Association of the Company shall be amended as follows:

(A)	in Article 96(a)(i), the amount “HK$3,000,000” shall be deleted and replaced with the amount “HK$6,000,000”;

(B)	(i) Article 2(c) shall be deleted and replaced with the following:

“Wherever any reference in the articles requires that a communication as between the Company, its directors or shareholders be effected in writing, the requirement may (if not inconsistent with the context in which it appears) be satisfied by the communication being given in the form of an electronic record if the person to whom the communication is given consents to it being given to him in that form as permitted under all applicable laws, rules or regulations and the Listing Rules; and references in the articles to an address in relation to electronic communications include any number or address used for the purposes of such communications.”.

(ii)	Article 138 shall be amended by inserting a new paragraph (d) as follows:

“(d)	by sending it using electronic communications to an address notified by the shareholder concerned to the Company for that purpose; or”,

and the existing paragraph (d) shall be renumbered as paragraph (e).

(iii)	Article 141 shall be amended by inserting a new paragraph (d) as follows:

“(d)	If a notice or document is given by e-mail, it is treated as being delivered by transmitting the e-mail to the address provided by the intended recipient and shall be deemed to have been received on the day following that on which it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipients.”, and the existing paragraph (d) shall be renumbered as paragraph (e).”

By Order of the Board Leonard Bryan Turk Secretary

Hong Kong, 18th April, 2006

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

*	independent non-executive Directors
**	non-executive Directors

Registered Office: MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong.

Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2.	To be valid, a form of proxy must be delivered to the Company’s registrar, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary or an office copy) must be delivered to the Company’s registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Proxy forms sent electronically or by any other data transmission process will not be accepted. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3.	The register of members of the Company was closed from Monday, 3rd April, 2006 to Tuesday, 11th April, 2006 (both days inclusive), during which period no transfer of shares in the Company was effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, had to be lodged with the Company’s registrar, Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:00 p.m. on Friday, 31st March, 2006.

4.	The Board of Directors has recommended a final dividend for the year ended 31st December, 2005 (the “Final Dividend”) of HK$0.28 per share and, if such dividend is declared by the shareholders by passing Resolution 2, it is expected to be paid on or about 27th June, 2006, to those shareholders whose names appeared on the Company’s register of members on 11th April, 2006. In addition, a circular is being sent on or about 18th April, 2006 to shareholders whose names appeared on the register of members on 11th April, 2006 setting out the terms of the scrip dividend scheme in respect of the Final Dividend pursuant to which the Board of Directors proposes to offer shareholders whose names appeared on the register of members on 11th April, 2006 (except shareholders with registered addresses in the United States of America or any of its territories or possessions), subject to the Final Dividend being declared by the shareholders by passing Resolution 2, the right to choose to receive new shares in the Company instead of cash in respect of some or all of their Final Dividend.

5.	In relation to Resolution 3, three Directors will retire from office at the meeting and will offer themselves for re-election. Dr. Raymond Ch’ien Kuo-fung, T. Brian Stevenson and Frederick Ma Si-hang will retire from office by rotation at the meeting pursuant to Articles 87 and 88 of the Company’s Articles of Association, and will offer themselves for re-election.

6.	In relation to Resolution 6, an explanatory statement (as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the “Listing Rules”) is set out in the Appendix to the document containing this notice.

7.	By Resolutions 5 and 7, approval is being sought from shareholders, as a general mandate in compliance with section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to ten per cent. of the issued share capital of the Company, together with such number of shares as may be repurchased by the Company pursuant to the general mandate under Resolution 6, as more particularly described in Resolutions 5, 6 and 7. The members of the Board of Directors wish to state, however, that they have no immediate plans to issue any new shares of the Company, other than pursuant to: (i) the scrip dividend alternative which is proposed to be offered; (ii) the Rules of the Company’s New Joiners Share Option Scheme; or (iii) the Rules of the Company’s Pre-Global Offering Share Option Scheme.

8.	In relation to Resolution 8, the Board of Directors proposes to offer shareholders the right to choose to receive new shares in the Company instead of cash in respect of some or all of any dividend which may be declared or paid in the period up to and including the annual general meeting of the Company which is held in the fifth year after the date on which Resolution 8 is passed. The Directors’ existing authority to exercise the power contained in Article 131 of the Articles of Association to offer shareholders a scrip dividend alternative in respect of some or all of the dividends declared or paid will lapse at the conclusion of the Annual General Meeting.

9.	In relation to Resolution 9, approval is being sought from shareholders to amend the Articles of Association of the Company to (a) increase the cap on total fees paid to Directors for performing their services as Directors from HK$3,000,000 to HK$6,000,000 a year and (b) to permit the Company to disseminate its corporate communications to shareholders via electronic means where such shareholders have given an express, positive confirmation in writing that they wish to receive such communications in this manner. In this regard, the Company intends to write to shareholders later this year to ask whether they would like to receive all future corporate communications from the Company in electronic form. Notwithstanding the proposal outlined in (a) above, there is no current intention to increase the Directors’ fees.

10.	The Articles of Association adopted by the Company and delivered to (and registered by) the Registrar of Companies are in the English language. Accordingly, the special resolution set out in the above notice (Resolution 9) will, if passed, be passed in the English language. The translation into the Chinese language of the above notice (including the special resolution) is included in this document for information only.